SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: iYogi Deploys NICE Solution as it Scales Global Technical Support Business, Dated March 6, 2013

99.2 Press Release: NICE Partners with Silver Lining Solutions to Enhance Employee Performance and Training across Contact Centers, Back Offices, Branches and Retail Outlets, Dated March 7, 2013

99.3 Press Release: NICE Introduces Proactive Compliance Suite for Consumer Protection to Help Mitigate Risk for Financial Institutions Dated March 12, 2013

99.4 Press Release: NICE Actimize’s Anti-Money Laundering Solutions Selected by Indonesia’s PT Bank Central Asia Tbk (BCA), Dated March 18, 2013

99.5 Press Release: NICE Fizzback Voice of the Customer Solution Selected by Virgin Money to Enhance Customer Experience, Dated March 27, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: April 8, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: iYogi Deploys NICE Solution as it Scales Global Technical Support Business, Dated March 6, 2013

99.2 Press Release: NICE Partners with Silver Lining Solutions to Enhance Employee Performance and Training across Contact Centers, Back Offices, Branches and Retail Outlets, Dated March 7, 2013

99.3 Press Release: NICE Introduces Proactive Compliance Suite for Consumer Protection to Help Mitigate Risk for Financial Institutions Dated March 12, 2013

99.4 Press Release: NICE Actimize’s Anti-Money Laundering Solutions Selected by Indonesia’s PT Bank Central Asia Tbk (BCA), Dated March 18, 2013

99.5 Press Release: NICE Fizzback Voice of the Customer Solution Selected by Virgin Money to Enhance Customer Experience, Dated March 27, 2013